

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Via fax (916) 575-8302

September 1, 2010

Michael McNamara
Chief Executive Office
Flextronics International LTD.
2 Changi South Lane
Singapore, 486123

      Re: **Flextronics International LTD.**
               Form 10-K for the Fiscal Year Ended March 31, 2010
               Filed May 24, 2010
               File No. 000-23354

Dear Mr. McNamara:

     We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issued raised.

                             Sincerely,

                             Kathleen Collins
                             Accounting Branch Chief